Pricing supplement To prospectus dated April 17, 2026, prospectus supplement dated April 17, 2026 and transition product supplement no. 1-I dated April 17, 2026	Registration Statement No. 333-293684 Dated April 28, 2026 Rule 424(b)(2)

$500,000

Callable Fixed to Floating Rate Notes due April 30, 2046

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	After the Initial Interest Periods, the notes will pay interest that is linked inversely to the Benchmark Rate, which will initially be Compounded SOFR. After the Initial Interest Periods, the Interest Rate will benefit from decreases in the Benchmark Rate and will be adversely affected by increases in the Benchmark Rate. The notes are designed for investors who (a) seek (i) periodic interest payments that (1) for the Initial Interest Periods, are fixed at a rate equal to 10.00% per annum, and (2) for each Interest Period (other than the Initial Interest Periods), are at a rate equal to 7.25% minus the Benchmark Rate, as determined on each Determination Date, multiplied by 1.25, provided that this rate will not be less than the Minimum Interest Rate of 0.00% per annum with respect to the remaining Interest Periods (years 4 to 20), and (ii) the return of their principal amount at maturity and (b) who are also willing to accept the risk that the notes will be called prior to the Maturity Date. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	These notes have a long maturity relative to other fixed income products. Longer-dated notes may be riskier than shorter-dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest, provided that your notes are outstanding and have not previously been called on any Redemption Date.
Call Feature:	On the 30th calendar day of January, April, July and October of each year, beginning on April 30, 2029 and ending on January 30, 2046 (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company on any business day after the Original Issue Date that is at least 5 business days before the applicable Redemption Date.
Interest:	We will pay you interest in arrears on each Interest Payment Date based on the applicable Interest Rate and the applicable Day Count Fraction, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Initial Interest Period(s):	The Interest Periods beginning on and including the Original Issue Date of the notes and ending on but excluding April 30, 2029
Initial Interest Rate:	10.00% per annum
Interest Periods:	The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to any earlier redemption and the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 30th calendar day of January, April, July and October of each year, beginning on July 30, 2026 to and including the Maturity Date (each, an “Interest Payment Date”), subject to any earlier redemption and the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Observation Periods:	With respect to each Interest Period after the Initial Interest Periods, the period from, and including, the second U.S. Government Securities Business Day immediately preceding the first day in that Interest Period to, but excluding, the second U.S. Government Securities Business Day immediately preceding the Interest Payment Date for that Interest Period, provided that if any Interest Period (after the Initial Interest Periods) is adjusted due to the postponement of an Interest Payment Date, the corresponding Observation Period will not be adjusted and will be determined based on that Interest Period prior to its adjustment
Interest Rate:	With respect to each Initial Interest Period, a rate per annum equal to the Initial Interest Rate, and, notwithstanding anything to the contrary in the accompanying product supplement, with respect to each Interest Period thereafter, a rate per annum equal to (a) 7.25% minus the Benchmark Rate, as determined on the applicable Determination Date (that difference, the “Benchmark Rate Spread”), multiplied by (b) 1.25 (the “Multiplier”), provided that this rate will not be less than the Minimum Interest Rate.
Minimum Interest Rate:	0.00% per annum
Benchmark Rate:	Initially, Compounded SOFR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined in the accompanying product supplement) have occurred with respect to Compounded SOFR or the then-current Benchmark Rate, then the applicable Benchmark Replacement as determined by the alternative procedures set forth under “The Underlyings —Base Rates — Compounded SOFR — Effect of a Benchmark Transition Event” in the accompanying product supplement, as supplemented by “Supplemental Terms of the Notes — Benchmark Replacement” in this pricing supplement.
Determination Date:	For each Interest Period after the Initial Interest Periods, the U.S. Government Securities Business Day immediately preceding the Interest Payment Date for that Interest Period
Pricing Date:	April 28, 2026
Original Issue Date:	April 30, 2026, subject to the Business Day Convention (Settlement Date)
Maturity Date:	April 30, 2046, subject to the Business Day Convention
Other Key Terms:	See “Additional Key Terms” in this pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$30	$970
Total	$500,000	$15,000	$485,000
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $30.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Transition product supplement no. 1-I dated April 17, 2026: http://www.sec.gov/Archives/edgar/data/19617/000121390026045208/ea0285802-01_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 17, 2026:

http://www.sec.gov/Archives/edgar/data/19617/000095010326005889/crt_dp245141-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

The prospectus, prospectus supplement, prospectus addendum and product supplement which were referenced in the section entitled “Additional Terms Specific to the Notes” in the preliminary pricing supplement relating to the notes (filed under the registration statement nos. 333-270004 and 333-270004-01) have been superseded by the accompanying prospectus, prospectus supplement and product supplement, each dated April 17, 2026 and filed under the registration statement nos. 333-293684 and 333-293684-01.

Notwithstanding anything to the contrary in the accompanying prospectus supplement, the section entitled “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the notes offered by this pricing supplement.

Additional Key Terms

Compounded SOFR:

With respect to the Observation Period corresponding to any Interest Period (after the Initial Interest Periods), Compounded SOFR will be a compounded average of daily SOFR over such Observation Period, calculated as follows:

where:

“d0” means the number of U.S. Government Securities Business Days in that Observation Period;

“i” is a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Days in chronological order from, and including, the first U.S. Government Securities Business Day in that Observation Period;

“SOFRi” means, for any U.S. Government Securities Business Day “i” in that Observation Period, Daily SOFR with respect to that day, determined as set forth in the accompanying product supplement;

“ni” means, for any U.S. Government Securities Business Day “i” in that Observation Period, the number of calendar days from, and including, that U.S. Government Securities Business Day “i” up to, but excluding, the following U.S. Government Securities Business Day (“i+1”); and

“d” means the number of calendar days in that Observation Period.

Daily SOFR:	With respect to any U.S. Government Securities Business Day prior to a Benchmark Replacement Date, the Secured Overnight Financing Rate (“SOFR”) published for such U.S. Government Securities Business Day as such rate appears on the SOFR administrator’s website at 3:00 p.m. (New York City time) on the immediately following U.S. Government Securities Business Day, provided that, if such rate does not so appear, then as determined by the alternative procedures set forth in the accompanying product supplement.
U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities
Business Day:	Notwithstanding anything to the contrary in the accompanying product supplement, any weekday that is a U.S. Government Securities Business Day and is not a legal holiday in New York City and is not a date on which banking institutions in New York City are authorized or required by law or regulation to be closed.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	48130KUW5

Supplemental Terms of the Notes

Benchmark Replacement.  The section entitled “The Underlyings — Base Rates — Compounded SOFR — Effect of a Benchmark Transition Event — Benchmark Replacement” in the accompanying product supplement is amended, replaced and superseded in its entirety by the following. Capitalized terms are as defined in the accompanying product supplement.

“Benchmark Replacement. If the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred at or prior to the Reference Time in respect of

JPMorgan Structured Investments —	PS- 2
Callable Fixed to Floating Rate Notes

any determination of the Benchmark Rate on any date, the Benchmark Replacement will replace the then-current Benchmark Rate for all purposes relating to the notes during the applicable Interest Period (after any Initial Interest Periods) in respect of such determination on such date and all determinations on all subsequent dates (including, if applicable, for purposes of the determination of the payment at maturity).”

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — Regardless of the performance of the Benchmark Rate, we will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date, subject to any earlier redemption. With respect to the Initial Interest Periods, your notes will pay an annual interest rate equal to the Initial Interest Rate, and, for the applicable Interest Periods thereafter, your notes will pay an interest rate per annum equal to the Benchmark Rate Spread times the Multiplier, provided that this rate will not be less than the Minimum Interest Rate. After the Initial Interest Periods, the notes will pay interest that is linked inversely to the Benchmark Rate. After the Initial Interest Periods, the Interest Rate will benefit from decreases in the Benchmark Rate and will be adversely affected by increases in the Benchmark Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates set forth on the cover of this pricing supplement, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on the notes redeemed will be paid to the person who is the holder of record of these notes at the close of business on the business day immediately preceding the applicable Redemption Date. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in this pricing supplement and the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.
•	INSOLVENCY AND RESOLUTION CONSIDERATIONS — Rules issued by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) require JPMorgan Chase & Co. to maintain minimum levels of unsecured external long-term debt and other loss-absorbing capacity with specific terms (“eligible LTD”) to recapitalize JPMorgan Chase & Co.’s operating subsidiaries if JPMorgan Chase & Co. were to enter into a resolution either:
•	in a bankruptcy proceeding under Chapter 11 of the U.S. Bankruptcy Code, or
•	in a receivership administered by the Federal Deposit Insurance Corporation (“FDIC”) under Title II of the Dodd-Frank Act (“Title II”).

If JPMorgan Chase & Co. were to enter into a resolution, holders of eligible LTD, other unsecured creditors and holders of equity securities of JPMorgan Chase & Co. will absorb the losses of JPMorgan Chase & Co. and its subsidiaries.

The preferred “single point of entry” strategy under JPMorgan Chase & Co.’s resolution plan contemplates that JPMorgan Chase & Co. would enter bankruptcy proceedings and JPMorgan Chase & Co.’s material subsidiaries would be recapitalized, as needed, so that they could continue normal operations or subsequently be divested or wound down in an orderly manner. As a result, JPMorgan Chase & Co.’s losses and any losses incurred by its subsidiaries would be imposed first on holders of JPMorgan Chase & Co.’s equity securities and thereafter on its unsecured creditors, including holders of the notes and other debt securities and guarantees of JPMorgan Chase & Co. Claims of the JPMorgan Chase & Co.’s shareholders and unsecured creditors would have a junior position to the claims of creditors of JPMorgan Chase & Co.’s subsidiaries and to the claims of priority (as determined by statute) and secured creditors of JPMorgan Chase & Co.

Accordingly, in a resolution of JPMorgan Chase & Co. in bankruptcy, unsecured creditors of JPMorgan Chase & Co., including holders of the notes and other debt securities and guarantees of JPMorgan Chase & Co., would realize value only to the extent available to JPMorgan Chase & Co. as a shareholder of JPMorgan Chase Bank, N.A. and its other subsidiaries, and only after any claims of priority and secured creditors of JPMorgan Chase & Co. have been fully repaid. The FDIC has similarly indicated that a single point of entry recapitalization model would be its expected strategy to resolve a systemically important financial institution, such as JPMorgan Chase & Co., under Title II. However, the FDIC has not formally adopted or committed to any specific resolution strategy.

If JPMorgan Chase & Co. were to approach, or enter into, a resolution, none of JPMorgan Chase & Co., the Federal Reserve or the FDIC is obligated to follow JPMorgan Chase & Co.’s preferred resolution strategy, and losses to unsecured creditors of JPMorgan Chase & Co., including holders of the notes and other debt securities and guarantees of JPMorgan Chase & Co., and to holders of equity securities of JPMorgan Chase & Co., under whatever strategy is ultimately followed, could be greater than they might have been under JPMorgan Chase & Co.’s preferred strategy.

JPMorgan Structured Investments —	PS- 3
Callable Fixed to Floating Rate Notes

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus any accrued and unpaid interest to, but excluding, the applicable Redemption Date. The aggregate amount that you will receive through and including the applicable Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield that the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if U.S. interest rates decrease or do not rise significantly or if volatility of U.S. interest rates decreases significantly.
•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, OTHER THAN DURING THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE — With respect to the Initial Interest Periods, your notes will pay a rate equal to the Initial Interest Rate, and, for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to the Benchmark Rate Spread times the Multiplier, provided that this rate will not be less than the Minimum Interest Rate. The Interest Rate for an Interest Period after the Initial Interest Periods will be equal to the Minimum Interest Rate if the Benchmark Rate on the applicable Determination Date is greater than or equal to 7.25% per annum. Accordingly, if the Benchmark Rate on the Determination Dates for some or all of the Interest Periods after the Initial Interest Periods is greater than or equal to 7.25% per annum, you may not receive any interest payments for an extended period over the term of the notes.
•	AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS LINKED INVERSELY TO THE Benchmark RatE — After the Initial Interest Periods, the notes will pay interest that is linked inversely to the Benchmark Rate. After the Initial Interest Periods, the Interest Rate will benefit from decreases in the Benchmark Rate and will be adversely affected by increases in the Benchmark Rate. The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of the Benchmark Rate, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of the Benchmark Rate, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a positive impact on the Benchmark Rate, which will negatively affect the Interest Rate, and on the value of the notes in the secondary market. The effect that any single factor may have on the Benchmark Rate may be partially offset by other factors. We cannot predict the factors that may cause the Benchmark Rate to increase or decrease, and consequently the Interest Rate for an Interest Period (other than an Initial Interest Period), to decrease or increase, respectively. An increase in the Benchmark Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period (after the Initial Interest Periods). In addition, because the notes provide inverse exposure to the Benchmark Rate, if an increase in interest rates causes the Benchmark Rate to increase during an Interest Period (after the Initial Interest Periods), the present value of the notes will fall faster than the present value of a fixed rate note.
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — After the Initial Interest Periods, the rate of interest on your notes will be variable and determined based on the Benchmark Rate, provided that this rate will not be less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	THE BENCHMARK RATE WILL INITIALLY BE BASED ON COMPOUNDED SOFR, WHICH IS RELATIVELY NEW IN THE MARKETPLACE — For each Interest Period (after the Initial Interest Periods), the Interest Rate is based on the Benchmark Rate, which will initially be Compounded SOFR, a compounded average of Daily SOFR during the applicable Observation Period calculated as described under “Key Terms — Compounded SOFR” in this pricing supplement, and not on Daily SOFR published on or in respect of a particular date during that Observation Period. For this and other reasons, the Interest Rate for any Interest Period (after the Initial Interest Periods) may not be the same as the interest rate on other investments bearing interest at a rate based on SOFR that use an alternative method to determine the applicable interest rate, including any compounded average SOFR published by the Federal Reserve Bank of New York (“FRBNY”). Further, if Daily SOFR in respect of a particular date during an Observation Period is positive, the inclusion of such Daily SOFR in the calculation of Compounded SOFR for the applicable Interest Period (after the Initial Interest Periods) will reduce the Interest Rate and the interest payable on the notes for that Interest Period.

In addition, very limited market precedent exists for securities that use compounded SOFR as the base rate, and the method for calculating an interest rate based upon compounded SOFR in those precedents varies. Accordingly, the specific formula and related conventions (for example, observation periods) used for the notes may not be widely adopted by other market participants, if at all. Adoption of a different calculation method by the market likely would adversely affect the return on, value of and market for the notes.

JPMorgan Structured Investments —	PS- 4
Callable Fixed to Floating Rate Notes

•	INTEREST PAYMENTS WITH RESPECT TO EACH INTEREST PERIOD (AFTER THE INITIAL INTEREST PERIODS) WILL BE DETERMINED ONLY NEAR THE END OF THAT INTEREST PERIOD — The level of the Benchmark Rate applicable to each Interest Period (after the Initial Interest Periods) and, therefore, the amount of interest payable with respect to that Interest Period will be determined on the Determination Date. Because each Determination Date is near the end of the relevant Interest Period, you will not know the amount of interest payable with respect to that Interest Period until shortly prior to the related Interest Payment Date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each Interest Payment Date.
•	LONGER-DATED NOTES MAY BE RISKIER THAN SHORTER-DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. The present value of a longer-dated note tends to be more sensitive to rising interest rates than the present value of a shorter-dated note. If interest rates rise, the present value of a longer-dated note will fall faster than the present value of a shorter-dated note. You should purchase these notes only if you are comfortable with owning a note with a longer tenor.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

In addition, if the Benchmark Rate is not published or if the calculation agent determines on or prior to a Determination Date that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined in the accompanying product supplement) have occurred with respect to the Benchmark Rate, then the Benchmark Rate will be determined by the alternative procedures set forth under “The Underlyings —Base Rates — Compounded SOFR — Effect of a Benchmark Transition Event” in the accompanying product supplement, as supplemented by “Supplemental Terms of the Notes — Benchmark Replacement” in this pricing supplement, which may adversely affect the return on and the market value of the notes.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “— Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Benchmark Rate, which will initially be Compounded SOFR, on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including, but not limited to:
•	any actual or potential change in our creditworthiness or credit spreads;
•	the actual and expected volatility of the Benchmark Rate;
•	the actual or potential cessation of Compounded SOFR;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;

JPMorgan Structured Investments —	PS- 5
Callable Fixed to Floating Rate Notes

•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	a variety of economic, financial, political, regulatory or judicial events.

Risks Relating to the Benchmark Rate

•	SOFR WILL BE AFFECTED BY A NUMBER OF FACTORS AND MAY BE VOLATILE — The amount of interest payable on the notes (after the Initial Interest Periods) will initially depend on SOFR. SOFR will depend on a number of factors, including, but not limited to:
•	supply and demand for overnight U.S. Treasury repurchase agreements;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation;
•	performance of capital markets; and
•	any statements from public government officials regarding the cessation of SOFR.

These and other factors may have a positive effect on the performance of SOFR, which may have a negative effect on the payment of interest on the notes and on the value of the notes in the secondary market.

Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in other benchmark or market rates during corresponding periods. In addition, although changes in compounded SOFR generally are not expected to be as volatile as changes in Daily SOFR, the return on, value of and market for the notes may fluctuate more than floating rate debt securities with interest rates based on less volatile rates.

•	THE SECONDARY MARKET FOR THE NOTES MAY BE LIMITED — If SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the notes, the trading price of the notes may be lower than those of debt securities with interest rates based on rates that are more widely used. Similarly, market terms for debt securities with interest rates based on SOFR, including, but not limited to, the spread over the reference rate reflected in the interest rate provisions or manner of compounding the reference rate, may evolve over time, and as a result, trading prices of the notes may be lower than those of later-issued debt securities that are based on SOFR. Investors in the notes may not be able to sell the notes at all or may not be able to sell the notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.
•	THE ADMINISTRATOR OF SOFR MAY MAKE CHANGES THAT COULD ADVERSELY AFFECT THE LEVEL OF SOFR OR DISCONTINUE SOFR AND HAS NO OBLIGATION TO CONSIDER YOUR INTEREST IN DOING SO — SOFR is a relatively new rate, and FRBNY (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction of the amount of interest payable on the notes, which may adversely affect the trading prices of the notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of holders of the notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR. For purposes of the formula used to calculate interest with respect to the notes, Daily SOFR in respect of a particular date will not be adjusted for any modifications or amendments to SOFR data that the administrator of SOFR may publish after the Interest Rate for the applicable Interest Period (after the Initial Interest Periods) has been determined.
•	COMPOUNDED SOFR MAY BE REPLACED BY A SUCCESSOR OR SUBSTITUTE INTEREST RATE — If the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR, then a Benchmark Replacement will be selected by the calculation agent in accordance with the benchmark transition provisions of the notes described under “The Underlyings — Base Rates — Compounded SOFR — Effect of a Benchmark Transition Event” in the accompanying product supplement, as supplemented by “Supplemental Terms of the Notes — Benchmark Replacement” in this pricing supplement. The selection of a Benchmark Replacement, and any decisions, determinations or elections made by the calculation agent or by us in connection with implementing a Benchmark Replacement with respect to the notes in accordance with the benchmark transition provisions, could result in adverse consequences to the relevant Interest Rate on the notes during the applicable Interest Period (after the Initial Interest Periods), which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to Compounded SOFR, or that any Benchmark Replacement will produce the economic equivalent of Compounded SOFR.

JPMS, an affiliate of ours, is currently the calculation agent for the notes. In the future, we may appoint another firm, ourselves or another affiliate of ours as the calculation agent. If the calculation agent fails to make any determination, decision or election that it is required to make pursuant to the benchmark transition provisions described above, then we will make that determination, decision or election.

•	UNCERTAINTY AS TO SOME OF THE POTENTIAL BENCHMARK REPLACEMENTS AND ANY BENCHMARK REPLACEMENT CONFORMING CHANGES WE MAKE MAY ADVERSELY AFFECT THE RETURN ON AND THE MARKET VALUE OF THE NOTES — Under the benchmark transition provisions of the notes, if the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR, then a Benchmark Replacement will be selected by the calculation agent. If a particular Benchmark

JPMorgan Structured Investments —	PS- 6
Callable Fixed to Floating Rate Notes

Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected or formulated by (i) the Relevant Governmental Body (such as the Alternative Reference Rates Committee of FRBNY), (ii) the International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, us. In addition, the benchmark transition provisions expressly authorize us to make Benchmark Replacement Conforming Changes with respect to, among other things, the determination of Interest Periods, Observation Periods and the timing and frequency of determining rates and making payments of interest. The application of a Benchmark Replacement and Benchmark Replacement Adjustment, and any implementation of Benchmark Replacement Conforming Changes, could result in adverse consequences to the amount of interest payable on the notes during the applicable Interest Period (after the Initial Interest Periods), which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to the then-current Benchmark Rate that it is replacing, or that any Benchmark Replacement will produce the economic equivalent of the then-current Benchmark Rate that it is replacing.

Hypothetical Interest Rate for an Interest Period (Other Than an Initial Interest Period)

The following table illustrates the Interest Rate determination for an Interest Period (other than an Initial Interest Period) for a hypothetical range of performance of the Benchmark Rate and reflects the Minimum Interest Rate set forth on the cover of this pricing supplement. The hypothetical Benchmark Rate and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual Benchmark Rate or interest payment applicable to a purchaser of the notes.

Hypothetical Benchmark Rate	Hypothetical Interest Rate for Years 4 to 20*
10.00%	0.0000%*
8.00%	0.0000%*
7.25%	0.0000%*
6.00%	1.5625%
5.00%	2.8125%
4.00%	4.0625%
3.00%	5.3125%
2.00%	6.5625%
1.00%	7.8125%
0.00%	9.0625%
-1.00%	10.3125%
-2.00%	11.5625%
*	The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum with respect to years 4 to 20.

JPMorgan Structured Investments —	PS- 7
Callable Fixed to Floating Rate Notes

Hypothetical Examples of Interest Rate Calculation for an Interest Period (Other Than an Initial Interest Period)

The following examples illustrate how the hypothetical Interest Rate is calculated for a particular Interest Period occurring after the Initial Interest Periods and assume that that the Day Count Fraction for the applicable Interest Period is equal to 90/360. The actual Day Count Fraction for an Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: After the Initial Interest Periods, with respect to a particular Interest Period, the Benchmark Rate is 6.00% on the applicable Determination Date. The Interest Rate applicable to this Interest Period is 1.5625% per annum, calculated as follows:

(7.25% - 6.00%) × 1.25 = 1.5625%

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 1.5625% × (90/360) = $3.9063

Example 2: After the Initial Interest Periods, with respect to a particular Interest Period, the Benchmark Rate is 3.00% on the applicable Determination Date. The Interest Rate applicable to this Interest Period is 5.3125% per annum, calculated as follows:

(7.25% - 3.00%) × 1.25 = 5.3125%

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 5.3125% × (90/360) = $13.2813

Example 3: After the Initial Interest Periods, with respect to a particular Interest Period, the Benchmark Rate is 10.00% on the applicable Determination Date. Because the Benchmark Rate Spread of -2.75% (7.25% minus 10.00%) multiplied by the Multiplier of 1.25 is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate for this Interest Period is 0.00% per annum, and no interest is payable with respect to this Interest Period.

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until earlier redemption.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 8
Callable Fixed to Floating Rate Notes

What Is SOFR?

SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. For more information about SOFR, see “The Underlyings — Base Rates — Compounded SOFR” in the accompanying product supplement.

Historical Information

The following graph sets forth the historical weekly performance of Daily SOFR from January 8, 2021 through April 24, 2026. Daily SOFR on April 28, 2026 was 3.64%. We obtained the levels of Daily SOFR above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical rates do not reflect the daily compounding method used to calculate Compounded SOFR. The historical rates should not be taken as an indication of future performance, and no assurance can be given as to the level of Compounded SOFR or any Benchmark Replacement on any Determination Date. There can be no assurance that the performance of Compounded SOFR will result in an Interest Rate for any Interest Period (after the Initial Interest Periods) that is greater than the Minimum Interest Rate.

Material U.S. Federal Income Tax Consequences

There is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “Tax Consequences to U.S. Holders —Notes Treated as Contingent Payment Debt Instruments” in the accompanying transition product supplement no. 1-I. Based on current market conditions, we intend to treat the notes for U.S. federal income tax purposes as “contingent payment debt instruments.” Assuming this treatment is respected, as discussed in that subsection, unlike a traditional debt instrument that provides for periodic payments of interest at a single fixed rate, with respect to which a cash-method investor generally recognizes income only upon receipt of stated interest, you generally will be required to accrue original issue discount (“OID”) on your notes in each taxable year at the “comparable yield,” as determined by us, subject to certain adjustments to reflect the difference between the actual and projected amounts of any payments you receive during the year, with the result that your taxable income in any year may differ significantly from the aggregate amount of the Interest Payments you receive in that year. Upon sale or exchange (including an early redemption or at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the note and decreased by the amount of any prior projected payments in respect of the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous net interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

Our intended treatment of the notes as CPDIs will be binding on you, unless you properly disclose to the IRS an alternative treatment. Also, the IRS may challenge the treatment of the notes as CPDIs. If the IRS successfully challenges the treatment of the notes as CPDIs, then the notes will be treated as debt instruments that are not CPDIs and, would require the accrual of original issue discount as ordinary interest income based on a yield to maturity higher than the comparable yield. Accordingly, under this treatment, your annual taxable income from (and adjusted tax basis in) the notes would be higher than if the notes were treated as CPDIs, and any loss recognized upon a disposition of the notes (including upon maturity) would be capital loss, the deductibility of which is subject to limitations. Accordingly, this alternative treatment could result in adverse tax consequences to you.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax

JPMorgan Structured Investments —	PS- 9
Callable Fixed to Floating Rate Notes

Consequences to U.S. Holders— Notes Treated as Contingent Payment Debt Instruments”) in the accompanying product supplement, to the extent they reflect statements of law, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

JPMorgan Structured Investments —	PS- 10
Callable Fixed to Floating Rate Notes

Comparable Yield and Projected Payment Schedule

Although it is not entirely clear how the comparable yield and projected payment schedule should be determined when a debt instrument may be redeemed by the issuer prior to maturity, we have determined that the “comparable yield,” based upon the term to maturity of the notes assuming no early redemption occurs and a variety of other factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities at the time of issuance, is an annual rate of 5.45%, compounded quarterly. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of the following payments:

Interest Payment Dates	Projected Payment Amounts
July 30, 2026	$25.00
October 30, 2026	$25.00
January 30, 2027	$25.00
April 30, 2027	$25.00
July 30, 2027	$25.00
October 30, 2027	$25.00
January 30, 2028	$25.00
April 30, 2028	$25.00
November 13, 2028	$25.00
October 30, 2028	$25.00
January 30, 2029	$25.00
April 30, 2029	$25.00
July 30, 2029	$11.25
October 30, 2029	$11.04
January 30, 2030	$10.82
April 30, 2030	$10.64
July 30, 2030	$10.49
October 30, 2030	$10.33
January 30, 2031	$10.17
April 30, 2031	$10.05
July 30, 2031	$9.96
October 30, 2031	$9.87
January 30, 2032	$9.79
April 30, 2032	$9.73
July 30, 2032	$9.69
October 30, 2032	$9.64
January 30, 2033	$9.58
April 30, 2033	$9.54
July 30, 2033	$9.52
October 30, 2033	$9.49
January 30, 2034	$9.46
April 30, 2034	$9.45
July 30, 2034	$9.46
October 30, 2034	$9.44
January 30, 2035	$9.44
April 30, 2035	$9.44
July 30, 2035	$9.48
October 30, 2035	$9.49
January 30, 2036	$9.50
April 30, 2036	$9.54
July 30, 2036	$9.60
October 30, 2036	$9.61
January 30, 2037	$9.63
April 30, 2037	$9.66
July 30, 2037	$9.72
October 30, 2037	$9.75
January 30, 2038	$9.78

JPMorgan Structured Investments —	PS- 11
Callable Fixed to Floating Rate Notes

Interest Payment Dates	Projected Payment Amounts
April 30, 2038	$9.84
July 30, 2038	$9.90
October 30, 2038	$9.95
January 30, 2039	$10.00
April 30, 2039	$10.07
July 30, 2039	$10.15
October 30, 2039	$10.23
January 30, 2040	$10.29
April 30, 2040	$10.38
July 30, 2040	$10.48
October 30, 2040	$10.57
January 30, 2041	$10.64
April 30, 2041	$10.73
July 30, 2041	$10.83
October 30, 2041	$10.90
January 30, 2042	$10.97
April 30, 2042	$11.05
July 30, 2042	$11.13
October 30, 2042	$11.22
January 30, 2043	$11.29
April 30, 2043	$11.37
July 30, 2043	$11.46
October 30, 2043	$11.55
January 30, 2044	$11.63
April 30, 2044	$11.71
July 30, 2044	$11.81
October 30, 2044	$11.89
January 30, 2045	$11.97
April 30, 2045	$12.05
July 30, 2045	$12.13
October 30, 2045	$12.21
January 30, 2046	$12.29
April 30, 2046	$1,012.36

In addition, assuming a quarterly accrual period, the following table sets out the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Principal Amount Note)	Total Accrued OID from Original Issue Date (Per $1,000 Principal Amount Note) as of End of Calendar Period
April 30, 2026 through December 31, 2026…………………	$36.10	$36.10
January 1, 2027 through December 31, 2027………………	$51.82	$87.92
January 1, 2028 through December 31, 2028………………	$49.15	$137.07
January 1, 2029 through December 31, 2029………………	$46.76	$183.83
January 1, 2030 through December 31, 2030………………	$46.62	$230.45
January 1, 2031 through December 31, 2031………………	$46.93	$277.38
January 1, 2032 through December 31, 2032………………	$47.35	$324.74
January 1, 2033 through December 31, 2033………………	$47.85	$372.59
January 1, 2034 through December 31, 2034………………	$48.40	$420.99
January 1, 2035 through December 31, 2035………………	$48.99	$469.98
January 1, 2036 through December 31, 2036………………	$49.60	$519.58
January 1, 2037 through December 31, 2037………………	$50.21	$569.79

JPMorgan Structured Investments —	PS- 12
Callable Fixed to Floating Rate Notes

January 1, 2038 through December 31, 2038………………	$50.83	$620.62
January 1, 2039 through December 31, 2039………………	$51.43	$672.06
January 1, 2040 through December 31, 2040………………	$52.01	$724.07
January 1, 2041 through December 31, 2041………………	$52.54	$776.61
January 1, 2042 through December 31, 2042………………	$53.02	$829.63
January 1, 2043 through December 31, 2043………………	$53.47	$883.10
January 1, 2044 through December 31, 2044………………	$53.86	$936.96
January 1, 2045 through December 31, 2045………………	$54.20	$991.16
January 1, 2046 through April 30, 2046……………………..	$17.98	$1,009.14

The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed with respect to the notes in each year and are neither a prediction nor a guarantee of what the actual yield or timing of the payment or payments will be. The amounts you actually receive on any Interest Payment Date, at maturity or upon any earlier sale or exchange of your notes will affect your income for that year, as described above under “Material U.S. Federal Income Tax Consequences.”

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (x) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (y) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, except that such counsel expresses no opinion as to (i) any law, rule or regulation that is applicable to us, the indenture, the notes (together with the indenture, the “Documents”) or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate or (ii) any law, rule or regulation relating to national security. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2026, which was filed as an exhibit to the Registration Statement on Form S-3 by us on February 24, 2026.

JPMorgan Structured Investments —	PS- 13
Callable Fixed to Floating Rate Notes